Maurice Blanco	Davis Polk & Wardwell LLP
450 Lexington Avenue
maurice.blanco@davispolk.com	New York, NY 10017

January 8, 2024

Re:	Auna S.A. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 8, 2023 CIK No. 0001799207

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Jessica Ansart

Katherine Bagley

Dear Ms. Ansart and Ms. Bagley:

On behalf of our client, Auna S.A. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated December 29, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing it as a Registration Statement together with this response letter. The Registration Statement also contains certain additional updates and revisions.

As noted in the Registration Statement, the Company intends to effect a reverse stock split ahead of the initial public offering. That stock split has not yet been approved by the Company’s Board of Directors, but will be approved ahead of the offering. The Company will reflect that change in its financial statements retrospectively in a future filing of the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement where the revised language addressing a particular comment appears.

In addition, we note that we have filed forms of the opinions of Luxembourg counsel as to the validity of the class A shares and regarding certain Luxembourg tax matters. We will file final signed versions of the opinions once we have the final number of class A shares.

U.S. Securities and Exchange Commission	2	January 8, 2024

Finally, as discussed with the Staff via telephone, we respectfully note that the Company is hoping to commence its roadshow on or about between January 25 and January 29. We greatly appreciate the Staff’s assistance in light of this timing.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover page

1.

We note your response to comment 2 that the company intends to amend its existing articles of association in connection with the initial public offering, and in connection therewith, it expects class A shares to be low-vote shares and class B shares to be high- vote shares. We also note your revised disclosure that class A and class B shareholders will vote together as a single class. Please revise the disclosure on your cover page to disclose, as you do elsewhere, that given the voting control of the class B shares, investors in this offering will have little to no influence on corporate matters for the foreseeable future, including, for example, decision making with respect to your business direction, the election and removal of directors and fixing of directors’ compensation and amendments to your articles of association.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to reflect the fact that the class A shareholders will have little to no influence on corporate matters for the foreseeable future, as well as the matters that they will not be able to control. The disclosure that has been added is consistent with the disclosure that was added on former pages 20, 50, 51, 164, 165 and 167 of the Draft Registration Statement in response to prior comment 2.

Summary

The Auna Way, page 1

2.

We note your response to comment 5 and we reissue the comment. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of “The Auna Way,” your competitive strengths and key strategies with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, revise your disclosure to also discuss challenges related to integrating businesses you have recently acquired or will acquire, such as increased costs, building and maintaining your brand’s reputation and your substantial indebtedness.

Response: In response to the Staff’s comment, the Company has further revised the disclosure throughout the summary, competitive strengths, strategies and other sections (including on pages 1 to 4, 8, 11 to 18, 21, 74, 75, 130, 131, 133 and 148 to 154) to reflect several of the challenges, limitations and risks that the Company faces, including cross-references to the “Risk Factors” section where appropriate. The Company has also included two new full paragraphs in the summary on pages 2 and 21 to further describe the challenges, limitations and risks the Company faces, including a long paragraph at the end of the very first section of the Summary (the “Auna Way” section) on page 2 to address the Staff’s comment. In addition to the changes that were made on former pages 1 to 15, 62, 63 and 114 to 134 in the prior Draft Registration Statement, these changes were made to highlight the challenges related to integrating businesses the Company has recently acquired, including increased costs, building and maintaining the reputation of the Company’s brands and the Company’s substantial indebtedness, as well as many other risks and challenges.

U.S. Securities and Exchange Commission	3	January 8, 2024

3.	We note your response to comment 7 and we reissue the comment in part. Please address the following issues related to the description of your business throughout your prospectus summary:

•

You state here and throughout the registration statement that you provide “affordable healthcare plans” and that your plans in Peru are “moderately priced and innovative plans.” We also note your revised disclosure that monthly costs of your mono-risk oncology plans start “as low as S/33.0 per month, which is generally within reach of the vast majority of Peruvians based on average income.” Please revise your disclosure to clarify the basis of your statement that the price of your plans is “generally within reach of the vast majority of Peruvians.” Please also revise to include a detailed discussion of the pricing of your plans and to explain why they are considered innovative and unique.

•

We note your disclosure on page 3 that you offer a vertically integrated portfolio of “mono-risk” plans and selected general healthcare plans. Please revise to explain the principal differences between a mono-risk plan and a general healthcare plan, including whether the plans target different pools of customers and to discuss the principal reasons why customers choose one or both plans. Additionally, we note that a significant focus of your business is on prevention. Please clarify whether customers who enroll in a mono-risk plan such as an oncology plan are individuals with a family or personal history of cancer and whether an individual with a cancer diagnosis may enroll in an oncology plan. Please also discuss what types of care are covered by mono-risk plans, including whether there is a focus on prevention versus treatment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 132 to disclose that the basis for the statement that the Company’s plans are “generally within reach of a significant portion of Peruvians” is the average monthly income and minimum wage in Peru which were S/2,723 and S/1,025, respectively, as of September 30, 2023. Moreover, the Company has revised the disclosure itself to say that the plans are within the reach of “many Peruvians” instead of “a significant portion.” In addition, the Company has revised the disclosure on pages 3, 10, 132 and 147 to disclose how the pricing and structure of such plans are unique, including its ability to offer standardized care across its network through an integrated solution that covers all aspects of patient care (from preventative care to treatment) in contrast to the fragmented services that are offered by its competitors. Further, and in addition to the disclosure that was added on former pages 2 and 115 in response to comment 7, the Company has revised the disclosure on pages 3 and 132 to explain the differences between the mono-risk plan and the general healthcare plans, including the different target customers for each plan, the reasons that customers may choose such plans, whether someone with a pre-existing condition can enroll in the plans, and what types of care are covered by mono-risk plans, including their focus on preventative care.

4.

We note your revised disclosure in response to comment 8 and throughout your filing, including references to “high-quality” care, services, and “patient outcomes.” Please revise your filing to discuss how you measure “quality,” including with respect to care, services, and patient outcomes. As a related matter, where you note that you achieve “excellent” and “effective” patient outcomes, please clarify how you define these terms.

Response: In response to the Staff’s comment, the Company has included new disclosure on page v to disclose how the Company uses certain quality and safety indicators to measure “quality” and its “excellent” and “effective” patient outcomes and how the Company compares its performance to

U.S. Securities and Exchange Commission	4	January 8, 2024

applicable international benchmarks. Specifically, the Company discloses that it looks to a variety of quality and patient safety indicators that are commonly used in the healthcare services industry, including safety and hygiene metrics and net promoter score. In addition, the Company discloses that it compares itself to certain international definitions of these indicators, including definitions referenced by the Centers for Disease Control of the United States, the World Health Organization and the Joint Commission of the United States and regularly exceeds international benchmarks. Furthermore, the Company revised many of the disclosures in the registration statement where it mentioned its “high-quality” care and services and the “excellent” and “effective” patient outcomes to make clear that those statements reflect the Company’s beliefs.

Furthermore, the Company respectfully advises the Staff that we reviewed public filings of certain U.S. healthcare companies that use “high-quality” and also descriptive terms describing “outcomes” and other similar terms in their filings to describe their services, and we were unable to find any related definitions used by those companies in their applicable filings. As a result, the Company is unaware of any international industry standards to define those terms and therefore must rely on the metrics noted above to support its belief that it provides high-quality care and services which lead to excellent or effective patient outcomes.

Our History, page 3

5.

We note your response to comment 9 and your revised disclosure on page 6 discussing your indebtedness. Please revise to briefly highlight the risks to your business and operations related to your significant indebtedness, and include a cross-reference to your risk factor on page 40 discussing risks related to your indebtedness.

Response: In response to the Staff’s comment, the Company has revised the disclosure that was added on page 8 in response to prior comment 9 to explain the risks to the Company’s business and operations related to its significant indebtedness, as well as a cross-reference to the risk factor on page 49 discussing risks related to its indebtedness.

Our Future, page 12

6.

We note your response to comment 11, including your revised disclosure on pages 3 and 116 and we reissue the comment. Please revise your disclosure here and in your Business section to address specific challenges you may face growing this small platform focused on providing dental and vision plans to a larger platform providing both general healthcare and specialized plans in Mexico.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 151 to identify the specific challenges the Company faces on growing the Dentegra platform, including challenges related to upgrading IT systems to make them compatible with the Company’s oncology business, developing capabilities that facilitate direct-to-consumer sales in Mexico and implementing certain controls related to insurance claims. In addition, the Company has revised the disclosure on pages 40 and 41 to disclose in the risk factor titled “We may not be able to successfully integrate our acquired operations or obtain the expected benefits from such acquisitions” the specific risks associated with growing the Dentegra platform.

U.S. Securities and Exchange Commission	5	January 8, 2024

Increase, improve and enhance access to our healthcare services, page 12

7.

We note your revised disclosure in response to comment 27, including that your calculations of addressable market are based upon an estimated percentage of three groups of individuals. Please revise your disclosure to discuss the data and estimates underlying your calculation of a total addressable market for your oncology plans in Mexico, including relevant percentage estimates, and how you used these estimates to determine the number of potential memberships in your total addressable market. As a related matter, we note your reference on page 1 to “immense market potential.” Please provide support for this statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 151 and 152 to specify that it engaged a third-party consultant, Aditum Consulting Group S.A.S de C.V. (“Aditum”), to conduct an analysis of the market opportunity for its oncology plans in Mexico and that the data and estimates underlying the calculation of a total addressable market for their oncology plans in Mexico, including the relevant percentage estimates, and how these estimates were used to determine the number of potential memberships in their total addressable market came from Aditum’s related report. The Company has also included a consent from Aditum in the filing. Further, the Company has revised the disclosure on pages 45 and 46 to include a new risk factor titled “Our estimated total addressable market for our oncology plans in Mexico is subject to inherent challenges and uncertainties” detailing the risks associated with the calculation of the total addressable market. Finally, the Company has revised the disclosure on pages 1, 73 and 130 to delete the reference to “immense market potential.”

Risk Factors

We are a holding company and all of our operations are conducted through our subsidiaries, page 39

8.

We note your response to comment 14, including your revised disclosure on pages 39-40 and we reissue the comment in part. Please briefly describe or provide a cross reference to the restrictions related to your existing indebtedness that limit or prohibit your subsidiaries from paying dividends, making other distributions, and making loans to you. In addition, please clarify whether Dentegra’s financial statement have been approved by the CNSF, and if not, the impact on Dentegra’s ability to pay dividends to you and any related risks to your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 48 and 49, which was previously revised to include a description of the various legal requirements applicable to its subsidiaries in Mexico, Peru and Colombia in connection with their payment of distributions to the Company, to disclose that it does not currently have any existing material indebtedness that contain terms that restrict or prohibit its subsidiaries from paying dividends, making other distributions and making loans to the Company. In addition, the Company has revised the disclosure on page 48 to reflect that Dentegra’s financial statements have been approved by the CNSF.

Following the completion of the offering, Enfoca…, page 50

9.

We note your revised disclosure in response to comment 15, including that President, Jesús Zamora León, and a majority of your directors, including Jesús Zamora León, Jorge Basadre Brazzini, Leonardo Bacherer Fastoni, Andrew Soussloff and John Wilton, may be employed by or otherwise affiliated with Enfoca as directors on their board of directors. Please revise your filing to more prominently disclose, on your cover page and/or in your prospectus summary, the potential conflicts of interest related to your officers and directors being employed or affiliated with Enfoca.

U.S. Securities and Exchange Commission	6	January 8, 2024

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 150 and 151 to describe the potential conflicts of interest that were previously disclosed on former page 50 in response to prior comment 15.

Use of Proceeds, page 55

10.

We note your response to comment 17 and reissue the comment, in part. We note your revised disclosure that net proceeds from this offering will be used “to pay Heredia Investments for its 21.2% interest in Auna Salud (and subsequent merger of Heredia Investments into Auna Salud), and the remainder to repay US$ million of indebtedness under [y]our Term Loans and for other general corporate purposes.” Please revise to provide an estimate of the amount of the proceeds that will be used to pay Heredia Investments for its interest in Auna Salud. Please indicate whether you anticipate you will need additional amounts from other funding sources for either of these two purposes and indicate the amounts as well as identify the other sources. Additionally, with respect to the proceeds to be used to repay your indebtedness, please provide the information required by Item 3.C.4. of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 to indicate the amount of the proceeds that will be used to repay the Sponsor Financing in full as part of its acquisition of Heredia Investments (and thereby acquire its interest in Auna Salud) and to include the disclosures required by Item 3.C.4. of Form 20-F. As this amount and any other funding sources are contingent upon the size of the offering, the Company respectfully advises the Staff that these amounts will be updated in a future filing once the size of the offering is known. However, for purposes of the Staff’s review, the Company supplementally advises the Staff that it expects to use approximately $460 million of the net proceeds of the offering to repay the Sponsor Financing in full as part of its acquisition of Heredia Investments (and thereby acquire its interest in Auna Salud).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations and Commitments

Senior Secured Notes Due 2029, page 79

11.

We note your revised disclosure in response to comment 22, but your revisions do not appear to be completely responsive to our comment. Please revise your risk factors to include a discussion of risks related to your notes due 2029, including the financial covenants, negative covenants and events of default.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 94 to include information that is responsive to prior comment 22 with respect to the Company’s senior secured notes due 2029, which provides additional detail on the covenants and events of default of such notes.

U.S. Securities and Exchange Commission	7	January 8, 2024

Research and Development, page 81

12.

We note your revised disclosure in response to comment 18, including that you “are increasingly able to rely on Auna Ideas, which is our non-profit biomedical and innovation engine.” Please enhance your disclosure to describe the reasons underlying this increasing reliance, and provide a detailed description of the role of Auna Ideas in your product development process. In this regard, we note your disclosure on page 37 that you have made significant investments in product development. Please also clarify whether you increasing reliance on Auna Ideas has resulted in increased investment, and if so, whether you expect this trend to continue in future financial periods.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 18, 19, 149 and 155 to remove the prior stand-alone competitive strength relating to Auna Ideas. In lieu thereof, the Company has revised the disclosure to note that its intellectual platform is expected to be further strengthened by Auna Ideas. As indicated in the Company’s response to prior comment 18, the Company is increasingly able to rely on the research produced by Auna Ideas. However, the Company respectfully advises the Staff that Auna Ideas does not play an integral role in the Company’s product development process and therefore, the Company does not intend to increase investment in Auna Ideas or depend on Auna Ideas to successfully conduct its operations.

Trends, page 81

13.

We note your response to comment 24 that you do not believe there are any current or potential trends related to COVID-19 that are material to your business. Please include the substance of your response as disclosure in the filing.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 96 to state that it does not believe that there are any current or potential trends related to COVID-19 that are material to its business.

Oncosalud Peru, page 123

14.

We note your disclosure in response to comment 28, but your disclosure is not completely responsive to our comment. Please provide us with your explanation of why it is appropriate to compare the survival statistics of your cohort of individuals diagnosed between 2005 and 2016, with statistics disclosed for the U.S. and U.K., given that these statistics appear to relate to a different time period and are in different geographic locations, or remove these comparisons from your disclosure. As a related matter, we note your disclosure throughout the filing that “our approach results in a 74% 5-year survival rate for our oncology plans, which is above the national average in both the U.S. and England.” Please clarify how you calculated this survival rate, as it appears to be a different percentage than that disclosed in this section. Please also explain why the comparison to U.S. and England is appropriate, given that the survival rate is based on different populations in different geographic locations, or remove this disclosure from the filing. Alternatively, please revise to make it clear that your disclosure does not compare Oncosalud’s 5-year cancer survival rate with comparable oncological facilities, and place these selected disclosures in appropriate context by discussing factors such as the prevalence of certain cancers, and different access to healthcare in different jurisdictions that would be expected to impact this percentage.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 133 and 142 to delete comparisons of its survival rates with statistics disclosed for the U.S. and U.K. In addition, the Company respectfully advises the Staff that the disclosure that was added on former page 124 of the Draft Registration Statement in response to prior comment 28 details how it calculates its cancer survival rates, including 2-year, 3-year and 5-year cancer survival rates.

U.S. Securities and Exchange Commission	8	January 8, 2024

Condensed Consolidated Interim Financial Statements

4. Trade Accounts Receivable, page F-13

15.

We have reviewed your response to prior comment 35 and note that 37% of your June 30 accounts receivable remained uncollected approximately 161 days after the balance sheet date, and that a significant amount of accounts receivable are past due for an amount of time much greater than 161 days. We also note your disclosure on pages 29 and 76 that your accounts receivable for payments from corporate and individual customers are typically collected in a combined average of 42 days in Mexico, 73 days in Peru and 144 days in Colombia. Please expand your disclosure to provide much greater detail regarding the time it takes to collect your accounts receivable since it is not clear how your disclosure is representative of the collection days depicted in your response. Please also provide us an updated June 30 rollforward.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35, 36 and 90 related to the time it takes to collect its accounts receivables which are collected on an average of 41 days in Mexico, 114 days in Peru and 149 days in Colombia.

In addition, the Company has added a brief overview of the process to collect its accounts receivables. This process begins with an internal validation of all the items comprising the healthcare services provided and their corresponding rates, and then comes the billing of the services and submission of the files to third-party insurance and institutional providers. The process continues with the review of the files by the third-party insurance and institutional providers and ends with the collection of the invoices. However, this review performed by the third-party insurance and institutional providers may trigger the return of certain files to us to correct observations and to issue a new invoice if necessary, and then a re-sending by us of the revised information to the third-party insurance and institutional providers for the corresponding additional review of the updated invoice and files, normally causing a lengthening of the time it takes to collect the related accounts receivables. Although this process is similar in the three countries, the differences in the internal processes of each of the third-party insurance and institutional providers generate differences in the average time that each country collects their account receivables. Below, the Company provides the rollforward of accounts receivable, which shows that as of the date of this response, the outstanding balance of accounts receivable as of June 30, 2023 is 32%, which amounts to S/220,411 thousand and is comprised of S/52,722 thousand for Peru, S/164,156 thousand for Colombia and S/3,533 thousand for Mexico. This balance pending collection is mainly due to the process with the third-party insurance and institutional providers briefly described above.

U.S. Securities and Exchange Commission	9	January 8, 2024

	Consolidated
	As of June 30, 2023			Rollforward
In thousands of soles	Gross carrying amount	Loss allowance	Net accounts receivable	Collected in cash	Impaired	Net amounts outstanding
Current (not past due)	412,637	1,037	411,600	313,445	—	98,155
1 - 90 days past due	169,350	3,354	165,996	103,743	—	62,253
91 - 180 days past due	62,504	4,148	58,356	27,023	—	31,333
181 - 360 days past due	41,111	2,745	38,366	20,947	—	17,419
More than 360 days past due	38,892	15,037	23,855	12,604	—	11,251

	724,494	26,321	698,173	477,762	—	220,411

						32%

We have not identified any impairment indicators as it relates to the S/220,411 thousand of receivables pending collection as of the date of this response.

Audited Consolidated Financial Statements of Auna S.A.A., page F-59

16.

If your audited financial statements become older than 12 months, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response: In response to the Staff’s comment, the Company has included its application for waiver of requirements of Form 20-F, Item 8.A.4 as Exhibit 99.1.

*        *        *

Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Maurice Blanco

Maurice Blanco

cc:	Gisele Remy, Chief Financial Officer

Auna S.A.